As filed with the Securities and Exchange Commission on October 30, 2026

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________

SCHEDULE TO
(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

_______________________________

INVE Technologies, Inc.
(Name of Subject Company (Issuer))

INVE Technologies, Inc.
(Name of Filing Person (Issuer and Offeror))

_______________________________

Common Stock, $0.001 par value per share
(Title of Class of Securities)

45170X205
(CUSIP Number of Class of Securities)

_______________________________

Edward Kirnbauer
Chief Financial Officer
INVE Technologies, Inc.
1900-B Carnegie Avenue
Santa Ana, California 92705
(657) 356-8384
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

_______________________________

Copies to:

Stanley F. Pierson, Esq.
Gabriella A. Lombardi, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2400 Hanover Street
Palo Alto, CA 94304
(650) 233-4500

_______________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on October 21, 2026 (the “Schedule TO”), relating to the offer by INVE Technologies, Inc., a Delaware corporation (the “Company”), to purchase for cash up to $20 million in value of shares of its common stock, $0.001 par value per share (the “shares”), at a price not greater than $3.40 per share nor less than $2.85 per share, net to the seller in cash, less any applicable withholding and, in certain limited circumstances, transfer taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 21, 2026 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

The purpose of this Amendment is to file Exhibit (a)(5)(B) containing certain revised preliminary financial results for the fiscal quarter ended September 30, 2026 and to correct the description of Exhibit (a)(5)(A) contained in Item 12. Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment does not modify any of the information previously reported on the Schedule TO. This Amendment should be read in conjunction with the Schedule TO and all of the exhibits thereto, including the Offer to Purchase and the Letter of Transmittal, as each may be amended or supplemented from time to time.

Item 12.     Exhibits.

Exhibit Number	Description
(a)(1)(A)**	Offer to Purchase dated October 21, 2026.
(a)(1)(B)**	Letter of Transmittal.
(a)(1)(C)**	Notice of Guaranteed Delivery.
(a)(1)(D)**	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated October 21, 2026.
(a)(1)(E)**	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated October 21, 2026.
(a)(5)(A)	Press Release, dated October 21, 2026 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K furnished to the Securities and Exchange Commission on October 21, 2026).
(a)(5)(B)*	Press Release, dated October 30, 2026, announcing certain revised preliminary financial results for the fiscal quarter ended September 30, 2026.
(b)	Not Applicable.
(d)(1)	2011 Incentive Compensation Plan, as amended through March 4, 2024 (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed on July 18, 2024).
(d)(2)

Offer Letter dated August 1, 2025 between Identiv, Inc. and Edward Kirnbauer (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2025 filed on April 29, 2026).

(d)(3)

Governance Letter Agreement, dated June 24, 2026, by and between Identiv, Inc. and Bleichroeder LP (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on June 24, 2026).

(d)(4)	Supplement to Governance Letter Agreement, dated August 24, 2026 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on August 24, 2026).
(d)(5)

Stockholder Agreement, dated December 21, 2017, among the Company, 21 April Fund, Ltd. and 21 April Fund, LP (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on December 21, 2017).

(g)	Not Applicable.
(h)	Not Applicable.
107**	Filing Fee Table.

____________

*        Filed herewith

**      Filed previously

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVE TECHNOLOGIES, INC.
Dated: October 30, 2026	By:	/s/ Edward Kirnbauer
	Name:	Edward Kirnbauer
	Title:	Chief Financial Officer

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